UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated income statements (together, the “unaudited pro forma income statements”) of Platinum Group Metals Ltd. and its subsidiaries (the “Company”) should be read together with the condensed consolidated interim statements of loss and comprehensive loss (income) of the Company for the nine months ended May 31, 2018 included in the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission (“SEC”) on July 16, 2018 (the “Form 6-K”), and the consolidated statements of loss (income) and comprehensive loss (income) of the Company for the year ended August 31, 2017 included in the Annual Report on Form 20-F filed by the Company with the SEC on December 29, 2017.

On September 6, 2017, the Company announced that it had entered into a term sheet to sell all of its rights and interests in Maseve Investments 11 (Pty) Ltd. (“Maseve”) to Royal Bafokeng Platinum Limited (“RBPlat”). Definitive legal agreements for this sale were executed on November 23, 2017 and the sale closed in April 2018. The consideration ultimately received by the Company was $61 million in cash and approximately 4.52 million shares of RBPlat.

As the Company had an active plan in place to sell all of its rights and interests in Maseve at August 31, 2017, Maseve was impaired and presented as an asset held for sale at August 31, 2017.

The following unaudited pro forma income statements have been prepared to give effect to the sale as if it had occurred on August 31, 2016. Changes in the value of RBPlat shares since August 31, 2016 and the potential reduction in interest expense from earlier repayment of indebtedness have not been considered in these pro forma income statements. A pro forma balance sheet is not presented because the Company’s consolidated balance sheet as at May 31, 2018 included in the Form 6-K gives effect to the sale of Maseve.

These unaudited pro forma income statements have been prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved if the sale of Maseve had been consummated as of the date indicated.

Nine Months ended May 31,	As	Disposition of		Pro Forma
2018 (in thousands of United	Reported	asset held for
States Dollars except share and		sale
per share data)
Expenses
General and administrative	$4,644	$-		$4,644
Interest	14,938	-		14,938
Foreign exchange gain	3,925	-		3,925
Stock compensation expense	62	-		62
Maseve closure, care and maintenance costs	14,231	(14,231)	a	-
Total Expenses	37,800	(14,231)		23,569

Other Income
Gain on value of financial instruments	(2,687)	-		(2,687)
Loss on asset held for sale	2,305	(2,305)	b	-
Loss on fair value of marketable securities	692	-		692
Net finance income	(505)			(505)
Loss for the period	$37,605	$(16,536)		$21,069

Items that may be subsequently reclassified to net loss:

Currency translation adjustment	(8,277)	-		(8,277)
Comprehensive loss for the period	$29,328	$(16,536)		$12,792

Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	35,420	(14,171)	c	21,069
Non-controlling interests	2,365	(2,365)	d	-
	$37,605	$(2,365)		$21,069

Comprehensive Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	26,963	(14,171)	c	12,792
Non-controlling interests	2,365	(2,365)	d	-
	$29,238	$(2,365)		$12,792

Basic and diluted loss per common share	$0.22			$0.13

Weighted average number of common shares outstanding:
Basic and diluted	157,587,519			157,587,519

The following pro forma adjustments are included in the pro forma financial information:

a	Removes Maseve closure, care and maintenance costs.
b	Removes the loss on the asset held for sale.
c	Attributes adjustments above to Platinum Group Metals Ltd.
d	Attributes adjustments above to non-controlling interests.

Year ended August 31, 2017 (in	As	Disposition		Pro Forma
thousands of United States Dollars	Reported	of asset
except share and per share data)		held for
		sale
Expenses
General and administrative	$5,749	$-		$5,749
Interest	367	12,733	a	13,100
Foreign exchange gain	(4,563)	-		(4,653)
Stock compensation expense	1,144	-		1,144
Impairment charge	589,162	(589,162)	b	-
Total Expenses	591,859	(576,429)		15,430

Other Income
Gain on value of financial instruments	(2,081)	-		(2,081)
Net finance income	(1,062)	294	c	(768)
Loss before income taxes	588,716	(576,135)		12,581

Deferred income tax expense	1,655	(1,058)	d	597

Loss for the year	$590,371	$(577,193)		$13,178

Items that may be subsequently
reclassified to net loss:

Currency translation adjustment	(59,086)	11,743	e	(47,343)
Comprehensive loss for the year	$531,285	$(565,450)		$(34,165)

Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	542,215	(529,237)	f	13,178
Non-controlling interests	47,956	(47,956)	g	-
	$590,371	$(577,193)		$13,178

Comprehensive Loss attributable to:
Shareholders of Platinum Group Metals Ltd	480,741	(514,906)	f	(34,165)
Non-controlling interests	50,544	(50,544)	g	-
	$531,285	$(565,450)		$(34,165)

Basic and diluted loss per common share	$4.30			$0.10

Weighted average number of common shares outstanding:
Basic and diluted	126,019,077			126,019,077

The following pro forma adjustments are included in the pro forma financial information:
a	Includes interest previously capitalized against the Maseve project
b	Removes the impairment related to Maseve
c	Removes the finance income related to Maseve
d	Removes the future income tax related to Maseve
e	Removes the currency translation adjustment related to Maseve
f	Attributes adjustments above to Platinum Group Metals Ltd.
g	Attributes adjustments above to non-controlling interests.